SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 17)

Howmet Aerospace Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

443201108
(CUSIP Number)

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443201108	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,581,922
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,581,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,581,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 443201108	13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 17 to the Schedule 13D ("Amendment No. 17"). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the shares of Common Stock reported herein is approximately $683,497,702.

The Reporting Person may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person reduced the economic exposure of the Elliott Funds as disclosed in this Amendment No. 17 for portfolio management purposes.  The Reporting Person intends for the Elliott Funds to remain significant shareholders of the Issuer and Dave Miller remains on the Board.  The Reporting Person continues to have great confidence in the Issuer’s leadership, operational trajectory and strategic direction.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based upon 415,403,018 shares of Common Stock outstanding as of August 1, 2022 as reported in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2022 filed with the Securities and Exchange Commission on August 4, 2022.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days, which were all in the open market, are set forth on Schedule 1 attached hereto.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby deleted in its entirety.

CUSIP No. 443201108	13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 31, 2022

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 443201108	13D/A	Page 5 of 5 Pages

SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
08/08/2022	(945,031)	37.60
08/09/2022	(527,750)	37.42
08/10/2022	(625,266)	38.03
08/11/2022	(593,644)	38.28
08/12/2022	(308,309)	38.43
08/12/2022	(339,756)	38.56
08/15/2022	(411,472)	38.71
08/16/2022	(96,653)	38.88
08/18/2022	(85,000)	38.69
08/23/2022	(237,119)	36.84
08/25/2022	(130,000)	37.47
08/26/2022	(11,539)	37.85
08/29/2022	(171,539)	36.71